



Nichole MacDonald (She/Her) · 2nd   sash Sash Group Inc.

Chief Executive Officer / Founder at Sash Group Inc.

San Diego, California, United States · Contact info

500+ connections

1 mutual connection: Justin Renfro

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Featured

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Join Sash investors, Silvia Mah PhD, MBA, Vidya Dinamani, Allison Long...

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Activity

963 followers

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Experience

sash **Founder and CEO**
Sash Group Inc.
Nov 2012 - Present · 9 yrs 11 mos

Sash bags are a sleek and innovative alternative to traditional handbags. Sash bags wrap around your torso (like a Miss America sash) and have four exterior and four interior (zippered) pockets to ...see more

Chief Executive Officer / Co-founder
Lash.Live
Feb 2018 - Present · 4 yrs 8 mos

Lash.Live is a live action selling platform. We enable sellers and shoppers to connect on a dynamic, connected platform. We have over 30k+ shoppers that love the incredible community we've b ...see more

Founder
Inspired Creative Studio
May 2011 - Oct 2012 · 1 yr 6 mos
Greater San Diego Area

Inspired Creative Studio takes an alternative approach to communications. Our philosophy is that consumers are ready for a more creative and honest approach.   ...see more

Communications Designer
DP Communications
May 2010 - Jan 2012 · 1 yr 9 mos

As part of a dynamic Public Relations team, I am responsible for conceptualizing and developing various visual and written elements for high profile clients, such as the Kellogg Foundation, Good Beg ...see more

Founder
Bagonia
Mar 2008 - Aug 2011 · 3 yrs 6 mos

Bagonia is a new moderate luxury handbag line featuring a solution for the fashion conscious and environmentally conscious consumer.

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Skills

Graphic Design

Endorsed by 4 colleagues at Penton Overseas Inc

54 endorsements

Advertising

Endorsed by Raven O'Neal and 1 other who is highly skilled at this

Endorsed by 3 colleagues at Penton Overseas Inc

47 endorsements

Marketing

 Endorsed by Renee Zau and 4 others who are highly skilled at this

 Endorsed by 3 colleagues at Penton Overseas Inc

 42 endorsements

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Recommendations

Received   Given

 **Christy Heiskala** · 3rd
Credentialed Advocate helping survivors of sexual assault, child sexual abuse, workplace sexual harassment and discrimination seek civil justice and their path forward.
August 26, 2015, Christy worked with Nichole on the same team

Nichole is very creative, talented and tenacious. She faces adversity with enthusiasm and never ending optimism. She will do whatever it takes to get her goals achieved. Most of all she's kind, caring and hilarious! I thoroughly enjoyed working with her.

 **Vanessa Elle Wilde** · 3rd
Sales Strategist | Applied Improv Facilitator | Mindset Activist
July 24, 2012, Vanessa Elle was Nichole's client

Nichole is highly talented in defining creative concepts and bringing those ideas to life. She is an excellent off-the-cuff writer and is able to pitch a vision creatively and articulately. Nichole makes the creative process seem easy and can support the client from start to finish. I highly recommend Nichole and her team at Inspired Creative Studio.

 **Mary "Money" Rogers** · 3rd
Accounting Professional & Problem Solver Extraordinaire
May 24, 2012, Mary "Money" was Nichole's client

Nichole was referred to us to edit the copy and design the announcement and registration for my upcoming Secrets of Sales Superstars workshop. After unsatisfactory results from another designer, we had a very tight deadline and Nichole very much exceeded our expectations. She went out of her way to meet on short notice, took plenty of time to listen and gather all the information regarding our ...see more

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Interests

Influencers   Companies   Groups

 **Bill Gates** in · 3rd
Co-chair, Bill & Melinda Gates Foundation
35,901,496 followers

 **Jamie Dimon** in
Chairman and CEO of JPMorgan Chase & Co.
1,358,797 followers

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